SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated May 19, 2026, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, May 19, 2026 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), informs that between May 11 and 12, 2026, certain warrants holders have exercised their right to acquire additional shares.

Therefore, a total of 35,318,802 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 459,146 were collected by the Company.

After the exercise of these warrants, the number of shares of the Company increased from 810,797,120 to 846,115,922 with a face value of ARS 10, leaving a balance of unexercised warrants of 149,100, which expired on May 12, 2026.

The following table provides a summary of the information regarding the options and shares issued by the Company:

Ordinary shares prior to May-2026 exercise	810,797,120
Warrants exercised in May-2026	26,243,776
Shares issued for May-2026 exercise*	35,318,802

Outstanding ordinary shares after May-2026 exercise	846,115,922

*The amount includes rounding adjustments for each exercise instruction calculation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
May 19, 2026
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